Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sprint Nextel Corporation:

We consent to the use of our report dated February 27, 2012, with respect to the consolidated balance sheets of Sprint Nextel Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive loss, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated February 27, 2012 refers to the adoption of accounting guidance regarding accounting for business combinations and equity method investments in 2009, and presentation of the consolidated statement of comprehensive loss in 2011.

/s/ KPMG LLP

Kansas City, Missouri

February 4, 2013